Exhibit 99.1

The Toronto-Dominion Bank Announces Intention to Buy Back Common Shares Through Specific Share Repurchase Programs in connection with Amended Normal Course Issuer Bid

TORONTO, October 4, 2017 - The Toronto-Dominion Bank (TD) (TSX: TD) announced today that it intends to purchase for cancellation common shares pursuant to two specific share repurchase programs (the Programs). TD has entered into agreements (collectively, the Agreements) with two arm’s-length third party sellers to repurchase common shares through daily purchases under each Program. The Programs will run sequentially with purchases under the first Program taking place between October 10, 2017 and December 1, 2017, subject to a maximum of 3,580,000 common shares. Purchases under the second Program will take place between the trading day following completion of all purchases under the first Program and December 1, 2017, subject to a maximum of 4,400,000 common shares. The Programs will form part of TD's amended normal course issuer bid for up to 35,000,000 common shares announced on September 18, 2017.

Pursuant to the terms of the Agreements, and subject to the terms of issuer bid exemption orders issued by the Ontario Securities Commission dated October 4, 2017 (the Orders), each third party will purchase TD’s common shares on Canadian markets for the purpose of fulfilling its delivery obligations to TD under the Agreements. Pursuant to its normal course issuer bid, TD has established an automatic share purchase plan in respect of each Program under which each third party’s broker will repurchase TD shares within a defined set of criteria. The price that TD will pay for any common shares purchased by it from each third party under the Agreements will be at a discount to the prevailing market price of TD's common shares on the Canadian markets at the time of purchase. TD currently intends to purchase the maximum of 7,980,000 common shares in the aggregate under the Programs, however the number of common shares purchased pursuant to the Programs may be less than the maximum if, among other things, it is not possible to purchase common shares within the pricing parameters established prior to commencement of each Program, if trading is suspended, or as a result of market factors. In accordance with the terms of the Orders, immediately following the completion of each Program, TD will issue a news release providing information regarding the purchases made pursuant to that Program including the number of common shares purchased and aggregate purchase price paid.

Pursuant to the terms of the Agreements and the Orders, all purchases made by the third parties or their agents on the TSX and other Canadian markets pursuant to the Program will be made in accordance with the TSX rules applicable to the normal course issuer bid, subject to limited exceptions as provided in the Orders. TD will acquire common shares from the third parties pursuant to the Agreements as part of the bid and such common shares will be cancelled upon purchase by TD.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014
Alison Ford, Manager, Media Relations, 416-982-5401